`                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 TRIAD PARK, LLC
                                 ---------------
                                (Name of Issuer)

                      Membership Interests, no par value
                      ----------------------------------
                         (Title of Class of Securities)

                                  895814101
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                 -------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                December 30, 1997
                                -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 15


CUSIP NO. 895814101              SCHEDULE 13D                     Page 2 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 3 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 4 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                            14,000**

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                       14,000**

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,012,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 5 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             TPL ACQUISITION, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (limited liability company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 6 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        CB COMMERCIAL REAL ESTATE
                                                          SERVICES GROUP, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               52-1616016
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 7 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    WESTMARK REALTY ADVISORS, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               95-3695034
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (limited liability company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 8 of 15

This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on September 10, 1997 by Richard C. Blum & Associates, L.P. and its affiliates (along with TPL Acquisition, LLC, the "Blum Reporting Persons"). This Amendment No. 2 is filed with respect to the Limited Liability Company Membership Interests ("the Interests"), no par value, of Triad Park, LLC, ("the Company"). The principal executive office and mailing address of the Company is 3055 Triad Drive, Livermore, California 94550. This Amendment is being filed because the Blum Reporting Persons, as previously described in Amendment No. 1, may be deemed by virtue of other securities filings to have formed a group with CB Commercial Real Estate Services Group, Inc. ("CBC") and Westmark Realty Advisors, LLC ("Westmark") for the purpose as described below. The Blum Reporting Persons, CBC and Westmark are collectively referred to herein as the "Reporting Persons". Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identify and Background
--------------------------------
Item 2 of the Schedule 13D is hereby amended to include the following additional information with respect to TPL, CBC and Westmark (information with respect to the Blum Reporting Persons having previously been disclosed):

TPL is a Delaware limited liability company formed for the purpose of entering into the Merger Agreement described in the Schedule 13D. Its principal executive office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. Its sole managing member is RCBA L.P.

CBC is a Delaware corporation providing commerical real estate services through its subsidiaries. Its principal executive office is located at 533 South Fremont Avenue, Los Angeles, California 90071. The names of the directors and executive officers of CBC and their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
James L. Didion       533 South Fremont Ave.   USA        Chairman, Chief
Chairman, Chief       Los Angeles, CA 90071               Executive Officer
Executive Officer                                         of CBC
and Director

Gary J. Beban         533 South Fremont Ave.   USA        President of CBC
President and         Los Angeles, CA 90071
Director

John C. Heackel       533 South Fremont Ave.   USA        Chief Financial
Chief Financial       Los Angeles, CA 90071               Officer and Senior
and Senior                                                Executive Vice
Executive Vice                                            President of CBC
President


CUSIP NO. 895814101              SCHEDULE 13D                     Page 9 of 15

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
George J. Kallis      533 South Fremont Ave.   USA        Senior Executive
Senior Executive      Los Angeles, CA 90071               Vice President --
Vice President --                                         Brokerage Western
Brokerage Western                                         U.S. of CBC
of U.S. and Director

Ronald J. Platisha    533 South Fremont Ave.   USA        Executive Vice
Executive Vice        Los Angeles, CA 90071               President and
and Principal                                             Principal Accounting
Accounting Officer                                        Officer of CBC

Walter V. Stafford    533 South Fremont Ave.   USA        Senior Executive
Senior Executive      Los Angeles, CA 90071               Vice President and
and General Counsel                                       General Counsel of
                                                          CBC

Richard C. Clotfelter 533 South Fremont Ave.   USA        Chairman of
Director              Los Angeles, CA 90071               Westmark

Lawrence J. Melody    5847 San Felipe,         USA        President of L.J.
Director              Suite 4400                          Melody & Company
                      Houston, TX 77057

Stanton D. Anderson   1850 K Street, NW        USA        Counsel, McDermott,
Director              Washington, D.C. 20006              Will & Emery and
                                                          Chairman & President
                                                          of Global USA, Inc.

Richard C. Blum       909 Montgomery St.       USA        President & Chairman
Director              Suite 400                           RCBA L.P.
                      San Francisco, CA 94133

Daniel A. D'Aniello   1001 Pennsylvania        USA        Managing Director,
Director                 Avenue, N.W.                     The Carlyle Group
                      Suite 220 South
                      Washington, D.C. 20004

Hiroaki Hoshino       320 Park Avenue          Japan      President, Chief
Director              26th Floor                          Executive officer,
                      New York, NY 10022                  Chief Financial
                                                          Officer and
                                                          Director of
                                                          Kajima Capital of
                                                          America, Inc.

Takayuki Kohri        666 Fifth Avenue         Japan      Deputy Manager of
Director              New York, NY 10103                  Sumitomo Real Estate
                                                          Sales Japan



CUSIP NO. 895814101              SCHEDULE 13D                    Page 10 of 15

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Paul C. Leach         2935 Pacific Avenue      USA        President, Paul
Director              San Francisco, CA 94115             Leach and Company
                                                          and Managing Director
                                                          The Lone Cypress Co.

Frederic V. Malek     1455 Pennsylvania        USA        Chairman of Thayer
Director              Avenue, NW, Ste. 350                Capital Partners
                      Washington, DC 20004

Peter V. Ueberroth    500 Newport Center Dr.   USA        Managing Director of
Director              Suite 900                           Contrarian Group,
                      Newport Beach, CA 92660             Inc.

Gary L. Wilson        5101 Northwest Drive     USA        Co-Chairman of
Director              St. Paul, MN 55111                  Northwest Airlines,
                                                          Inc.

Ray Elizabeth         100 Galleria Parkway     USA        First Vice President
Uttenhove,            Atlanta, GA 30339                   -- Retail Tenant
First Vice Presi-                                         Services of CBC
dent Retail Tenant
Services and
Director

Donald M. Koll        4343 Von Karman Ave.     USA        Chairman of the Board
Director              Newport Beach, CA 92660             and Chief Executive
                                                          Officer
                                                          of The Koll Company

Raymond E. Wirta      533 South Fremont Ave.   USA        President of CB
Director              Los Angeles, CA 90071               Commercial Financial
                                                          Services

Bradford M. Freeman   11100 Santa Monica Blvd. USA        Founding partner of
Director              Suite 1900                          FS&Co.
                      Los Angeles, CA 90025

Ricardo               1301 Avenue of the       USA        Partner of Apollo
Koenigsberger         Americas,38th Floor                 Real Estate
Director              New York, NY 10019                  Advisors II, LP


Westmark is a Delaware limited liability company and an indirect wholly-owned subsidiary of CBC. Its principal executive office is located at 865 South Figueroa, Los Angeles, California 90071. The names of the directors and


CUSIP NO. 895814101              SCHEDULE 13D                    Page 11 of 15

executive officers of Westmark and their addresses, citizenship and principal occupation are as follows:


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Richard C. Clotfelter 865 South Figueroa St.   USA        Chairman & Director
Chairman              Los Angeles, CA 90071               of Westmark

James L. Didion       533 South Fremont Ave.   USA        Chairman, Chief
Director              Los Angeles, CA 90071               Executive Officer
                                                          and Director of CBC

Walter V. Stafford    533 South Fremont Ave.   USA        Senior Executive
Director              Los Angeles, CA 90071               Vice President and
                                                          General Counsel of
                                                          CBC

Laurie Romanak        865 South Figueroa St.   USA        Treasurer of Westmark
Treasurer             Los Angeles, CA 90071

To the best knowledge of the Blum Reporting Persons, CBC and Westmark, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the Blum Reporting Persons, CBC nor Westmark are responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the Interests was the working capital of RCBA L.P.'s limited partnerships.

Item 4.  Purpose of Transaction
-------------------------------
Item 4 of the Schedule 13D is hereby amended as follows:

The Blum Reporting Persons initially acquired the Interests for investment purposes, and the acquisition of the Interests by each of the limited partnerships were made in the ordinary course of business and were not made for the purposes of acquiring control of the Company.



CUSIP NO. 895814101              SCHEDULE 13D                    Page 12 of 15

On August 14, 1997, the Blum Reporting Persons filed an initial Schedule 13D. Therein, the Blum Reporting Persons stated that, on August 11, 1997, they decided to propose to acquire all of the assets or stock of the Company and submitted a written indication to the Company of the material terms and conditions upon which the Blum Reporting Persons would be willing to proceed. On August 12, 1997, the Company responded to the August 11, 1997 proposal.

Following the exchange of correspondence between the Blum Reporting Persons and the Company, the Blum Reporting Persons and the Company discussed a possible transaction. On September 9, the Company, and the Blum Reporting Persons entered into an Agreement of Merger (the "Merger Agreement"), pursuant to which TPL will acquire all of the Interests for a purchase price of $1.32 per Interest on the terms and subject to the conditions set forth therein (including approval of the transaction by the shareholders). The Company attached the Merger Agreement to a securities filing made by the Company on September 15, 1997. The Reporting Persons have not, therefore, attached the Merger Agreement as an exhibit to this Amendment. Reference is made to the Merger Agreement for a complete description of the terms and conditions of the transaction.

TPL is presently controlled by the Blum Reporting Persons; however, the Reporting Persons presently expect that TPL will be controlled both by the Blum Reporting Persons and by Westmark, an indirect wholly-owned subsidiary of CBC. Richard C. Blum is a director of CBC. The Blum Reporting Persons and Westmark previously entered into a joint venture agreement for real estate acquisitions, and the Reporting Persons presently expect Westmark to participate in the transaction involving the Company. The Blum Reporting Persons and Westmark have not formalized an arrangement as yet with respect to this particular transaction. The Reporting Persons expect that such an agreement will be formalized in the near future.

In securities filings made by the Company on December 9, 11 and 30, 1997, CBC and Westmark were disclosed to be filing persons. This amendment similarly reflects the addition of CBC and Westmark to this Schedule 13D filing.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a),(b) According to the Company's Form 10QSB filed with the Securities and Exchange Commission on November 12, 1997, there were 19,708,123 Interests outstanding as of September 30, 1997. Based on such information, the Blum Reporting Persons report direct holdings of 1,998,158 Interests on behalf of its partnerships, which represents 10.1% of the outstanding Interests.

Voting and investment power concerning the above Interests are held solely by RCBA L.P. The Blum Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,998,158 Interests, which is 10.1% of


CUSIP NO. 895814101              SCHEDULE 13D                    Page 13 of 15

the outstanding Interests. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the Interests over which RCBA L.P. has voting and investment power.

As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the Interests beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 14,000 Interests. Although Mr. Blum is joining in this Schedule as a Blum Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the Interests that are beneficially owned by RCBA Inc.

As of this date, CBC and Westmark do not own any Interests of the Company. Moreover, CBC and Westmark expressly disclaim beneficial ownership of any of the securities of the Company, including but not limited to those securities of the Company owned by The Blum Reporting Persons.

(c), (d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Item          Description
----          -----------

Exhibit A     Joint Filing Undertaking.



CUSIP NO. 895814101              SCHEDULE 13D                    Page 14 of 15

                                  SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact


CB COMMERCIAL REAL ESTATE             WESTMARK REALTY ADVISORS, LLC
SERVICES GROUP, INC.


By  /s/ Walter V. Stafford            By  /s/ Richard C. Clotfelter
    -------------------------------       -----------------------------------
    Walter V. Stafford                    Richard C. Clotfelter
    Senior Executive Vice President       Chairman and President
    and General Counsel



CUSIP NO. 72813P-10-0            SCHEDULE 13D                   Page 15 of 15

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 31, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact




CB COMMERCIAL REAL ESTATE             WESTMARK REALTY ADVISORS, LLC
SERVICES GROUP, INC.


By  /s/ Walter V. Stafford            By  /s/ Richard C. Clotfelter
    -------------------------------       -----------------------------------
    Walter V. Stafford                    Richard C. Clotfelter
    Senior Executive Vice President       Chairman and President
    and General Counsel